Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

COMMISSIONING OF AUTOMATED UNDERGROUND MINE DRIVES PRODUCTION GROWTH AT KIBALI

Kibali, DRC, 23 April 2018 – The successful commissioning of the automated materials handling system at Kibali gold mine’s underground operation is supporting the planned ramp-up in production, Randgold Resources’ chief executive Mark Bristow said here today.

Bristow told a briefing for local media that Kibali was on track to achieve its 2018 production guidance of 730 000 ounces, a 22% increase on the previous year’s output. Aside from the continuing optimisation of the underground system and the construction of the mine’s third hydropower station, scheduled for commissioning towards the middle of this year, the giant Kibali project is now complete. Later this year, Kibali will move from underground mining by contractors to owner-mining, as has already happened at Randgold’s Loulo mines in Mali.

Kibali ranks as one of the most automated underground gold mines in Africa and the third-largest open-stoping gold mine in the world. Bristow noted that it represented an investment of more than $2.7 billion over an eight year period, demonstrating the importance of providing investors in a long term industry such as mining with reliable tax and fiscal stability guarantees.

“The investment in Kibali was motivated by the stability provision in the 2002 mining code, which in our view has been triggered by the recent promulgation of the 2018 code. We trust we shall be able to reach consensus on this issue with the government, which we believe is critical to future investment in the country,” he said.

Despite challenges, Kibali remains committed to advancing the development of its remote region and continues to invest in the employment and upskilling of local people. More than 90% of its employees are Congolese nationals, and so far this year it has spent almost $50 million with local contractors. Over the total project period this totalled $1.6 billion.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386 Graham Shuttleworth Randgold financial director +44 779 771 1338	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040 Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.